UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 2 TO SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                            Capitol First Corporation
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                                (Name of Issuer)

                            Capitol First Corporation
                            Addison Capital Group LLC
                            Boca First Capital, LLLP
                                  Howard Bloom
                                   Diane Bloom
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                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   14057T.109
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                      (CUSIP Number of Class of Securities)

                                 Ashley B. Bloom
                            Capitol First Corporation
                    7100 W. Camino Real Boulevard, Suite 402
                              Boca Raton, FL 33433
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                                  Howard Bloom
                            Addison Capital Group LLC
                    7100 W. Camino Real Boulevard, Suite 402
                              Boca Raton, FL 33433

This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the
     Securities Exchange Act of 1934.

[ ]  b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[ ]  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

     Transaction valuation                   Amount of filing fee
     -----------------------------------     -----------------------------------
     $90,474 (1) *                           $18.09 (2)

     * Set forth the amount on which the filing fee is calculated and state how it was determined.

     (1) The above transaction value assumes that in connection with the reverse stock split described in this Schedule 13E-3 Capitol First Corporation will use a ratio of one to 2,000 and purchase fractional interests equivalent to approximately 502,634 pre-split shares of common stock, par value $0.01 per share, of the company for $0.18 per share.

     (2) The above filing fee was determined by multiplying 0.0002 by transaction value.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:   $9.31 and $18.09
                        --------------------------------------------------------

Form or Registration No.:  Schedule 13E-3 and Amendment No. 1 to Schedule 13E-3
                          ------------------------------------------------------

Filing Party:   Capitol First Corporation and Addison Capital Group, LLC, Boca
              ------------------------------------------------------------------
     First Capital, LLLP, Howard Bloom and Diane Bloom
   -----------------------------------------------------------------------------

Date Filed:   January 27, 2005 and March 24, 2005
            --------------------------------------------------------------------

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Capitol First Corporation, Addison Capital Group LLC, Boca First Capital, LLLP, Howard Bloom and Diane Bloom pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 2 amends and supplements the Amendment No. 1 to Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on March 24, 2005. Concurrently with filing this Schedule 13E-3, Capitol First Corporation is filing with the Securities and Exchange Commission a preliminary proxy statement as revised from the preliminary proxy statement filed with the Securities and Exchange Commission on March 24, 2005. A copy of the proxy statement is filed herewith as Exhibit (a). The information in the proxy statement is expressly incorporated herein by reference in response to all items of this Schedule 13E-3. Capitalized terms used but not defined in this statement shall have the meanings given to them in the proxy statement.

Item 1.   Summary Term Sheet.

          The Summary Term Sheet is incorporated herein by reference to the Item "The Proposed Transaction - Summary Term Sheet" of the proxy statement being provided to security holders and filed with the Securities and Exchange Commission on Amendment No. 1 to Schedule 14A on April 14, 2005 (the "Proxy Statement").

Item 2.   Subject Company Information.

          (a) Name and address. Information regarding the name of the subject company, Capitol First Corporation (the "Company"), and the address and telephone number of its principal executive offices is incorporate herein by reference to the cover page of the Proxy Statement.

          (b) Securities. Information regarding the Company's securities is incorporated herein by reference to the Item "The Corporation
                  - Market Price of Common Stock and Dividends" of the Proxy Statement.

          (c) Trading Market and Price. Information regarding the trading market and price is incorporated herein by reference to the Item "The Corporation - Market Price of Common Stock and Dividends" of the Proxy Statement.

          (d) Dividends. Information regarding dividends is incorporated herein by reference to the Item "The Corporation - Market Price of Common Stock and Dividends" of the Proxy Statement.

          (e) Prior public offerings. Information regarding prior public offerings is incorporated herein by reference to the Item "The Corporation" of the Proxy Statement.

          (f) Prior stock purchases. Information regarding prior stock purchases is incorporated herein by reference to the Item "The Corporation" of the Proxy Statement.

Item 3.   Identity and Background of Filing Person.

          (a) Name and address. The Company, and Addison Capital Group LLC, Boca First Capital, LLLP, Howard Bloom and Diane Bloom (the "Affiliate Group") are the persons filing this Transaction Statement. Information regarding the name and address of each person in the Affiliate Group and specified in Instruction C is incorporated herein by reference to the Items "The Corporation - Executive Officers and Directors," "The Corporation - Principal Stockholders" and "The Corporation - Boca Capital First LLLP and Addison Capital Group LLC" of the Proxy Statement.

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

          (b) Business and background entities. Information regarding the Company's business and background is incorporated herein by reference to the Item "The Corporation" of the Proxy Statement. Information regarding any person in the Affiliate Group that is not a natural person is incorporated herein by reference to the Item "The Corporation - Boca Capital First LLLP and Addison Capital Group LLC" of the Proxy Statement.

          (c) Business and background of natural person. Information regarding any person in the Affiliate Group and specified in Instruction C who is a natural person is incorporated herein by reference to the Items "The Corporation - Executive Officers and Directors," "The Corporation - Principal Stockholders" and "The Corporation - Boca Capital First LLLP and Addison Capital Group LLC" of the Proxy Statement.

Item 4.   Terms of the Transaction.

          (a) Material terms. Information regarding the material terms of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms" of the Proxy Statement.

          (c) Different terms. Information regarding different terms in connection with the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms" of the Proxy Statement.

          (d) Appraisal rights. Information regarding appraisal rights in connection with the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms - Appraisal Rights" of the Proxy Statement.

          (e) Provisions for unaffiliated security holders. Information regarding provisions for unaffiliated security holders is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors" of the Proxy Statement.

          (f)     Eligibility for listing or trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (a) Transactions. Information regarding transactions is incorporated herein by reference to the Item "The Corporation
                  - Past Contract, Transactions, Negotiations and Agreements" of the Proxy Statement.

          (b)     Significant corporate events. None.

          (c)     Negotiations or contacts. None.

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

          (e)     Agreements involving the subject company's securities. None.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (b) Uses of securities acquired. Information regarding the use of the securities is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms- The Reverse Stock Split" of the Proxy Statement.

          (c)     Plans.

                  (c)(1) None.

                  (c)(2) None.

                  (c)(3) None.

                  (c)(4) Information regarding plans that relate to a change in the present board of directors or management is incorporated herein by reference to the Item "The Corporation - Executive Officers and Directors of the Proxy Statement.

                  (c)(5) None.

                  (c)(6) Information regarding plans that relate to any class of equity securities to be delisted is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms - Delisting of Common Stock" of the Proxy Statement.

                  (c)(7) Information regarding plans that relate to the Company becoming eligible for termination of registration is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms - Deregistration of Common Stock" of the Proxy Statement.

                  (c)(8) Information regarding plans that relate to the suspension of the Company's reported obligation is incorporated herein by reference to the Item "The Proposed Transaction - Material Terms - Cessation of Public Reporting Obligations" of the Proxy Statement.

Item 7.   Purposes, Alternatives, Reasons and Effects.

          (a) Purposes. Information regarding the purposes of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Purpose" of the Proxy Statement.

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

          (b) Alternatives. Information regarding alternatives to the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Alternatives" of the Proxy Statement.

          (c) Reasons. Information regarding the reasons for the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction -Special Factors - Reasons" of the Proxy Statement.

          (d) Effects. Information regarding the effects of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Effects" of the Proxy Statement.

Item 8.   Fairness of the Transaction.

          (a) Fairness. Information regarding the fairness of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness of the Proposed Transaction" of the Proxy Statement.

          (b) Factors considered in determining fairness. Information regarding the factors considered in determining the fairness of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness of the Proposed Transaction" of the Proxy Statement.

          (c) Approval of security holders. Information regarding the approval of security holders of the going private transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness of the Proposed Transaction" the Proxy Statement.

          (d) Unaffiliated representative. Information regarding unaffiliated representatives in connection with the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness of the Proposed Transaction" of the Proxy Statement.

          (e) Approval of directors. Information regarding the approval by directors of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness of the Proposed Transaction" of the Proxy Statement.

          (f) Other offers. Information regarding other offers is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness of the Proposed Transaction" of the Proxy Statement.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

          (a) Report, opinion or appraisal. Information regarding reports, opinions, or appraisals in connection with of the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness Opinion" of the Proxy Statement.

          (b) Preparer and summary of the report, opinion or appraisal. Information regarding the preparer and a summary of the fairness opinion is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness Opinion" of the Proxy Statement.

          (c) Availability of documents. Information regarding the availability of the fairness opinion is incorporated herein by reference to the Item "The Proposed Transaction - Special Factors - Fairness Opinion" of the Proxy Statement.

Item 10.  Source and Amounts of Funds or Other Consideration.

          (a) Source of funds. Information regarding the sources of funds for the 13e-3 transaction is incorporated herein by reference to the Item "The Proposed Transaction - Source and Amount of Funds or Other Consideration" of the Proxy Statement.

          (b) Conditions. Information regarding the conditions is incorporated herein by reference to the Item "The Proposed Transaction - Source and Amount of Funds or Other Consideration" of the Proxy Statement.

          (c) Expenses. Information regarding the expenses is incorporated herein by reference to the Item "The Proposed Transaction - Source and Amount of Funds or Other Consideration" of the Proxy Statement.

          (d) Borrowed funds. Information regarding the borrowed funds is incorporated herein by reference to the Item "The Proposed Transaction - Source and Amount of Funds or Other Consideration" of the Proxy Statement.

Item 11.  Interest in Securities of the Subject Company.

          (a) Securities ownership. Information regarding ownership of the Company's security's is incorporated herein by reference to the Item "The Corporation - Principal Stockholders" of the Proxy Statement.

          (b) Securities transactions. Information regarding transactions in the common stock of the Company is incorporated herein by reference to the Item "The Corporation" of the Proxy Statement.

Item 12.  The Solicitation of Recommendation.

          (d) Intent to tender or vote in a going-private transaction. Information regarding intent to vote in the 13e-3 transaction is incorporated herein by reference to the Item "The Corporation - Executive Officers and Directors" and "The Corporation - Boca Capital First LLLP and Addison Capital Group LLC" of the Proxy Statement.

          (e) Recommendations of others. Information regarding recommendations of others is incorporated herein by reference to the Item "The Corporation - Executive Officers and Directors" and "The Corporation - Boca Capital First LLLP and Addison Capital Group LLC" of the Proxy Statement.

Item 13.  Financial Information.

          (a) Financial Information. The audited financial statements of the Company for the two fiscal years required to be filed with the Company's most recent annual report under the Securities Exchange Act of 1934, as amended, are incorporated herein by reference from pages F-1 through F-18 of the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004. The unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income are incorporated herein by reference from pages F-1 through F-12 of the Company's Quarterly Report on Form 10-QSB for the period ended December 31, 2004. The ratio of earnings to fixed charges and book value per share information is incorporated herein by reference to the Item "The Corporation - Financial Information" of the Proxy Statement.

          (b) Pro forma information. Information regarding the pro forma information is incorporated herein by reference to the Item "The Corporation - Financial Information" of the Proxy Statement.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

          (a)     Solicitations of recommendations. Not applicable.

          (b) Employees and corporate assets. Other than the employees and officers of the Company used in connection with the proposal, analysis, consideration, approval and execution of the 13e-3 transaction, no employee, officer, or asset of the Company has been or will be used in connection with the 13e-3 transaction.

Item 15.  Additional Information.

          (b) Other material information. Information in the Proxy Statement is incorporated herein by reference.

Item 16.  Exhibits.

          (a) Proxy Statement sent to security holders of Capitol First Corporation in connection with the going private transaction (incorporated herein by reference to the Proxy Statement).

          (b)(1) Business Loan Agreement, dated April 25, 2002, between Capitol First Corporation and Boca First Capital, LLLP (incorporated by reference to Exhibit 10.9 of Form 10-KSB for the fiscal year ended September 30,2004).

          (b)(2) Mortgage Modification, dated September 14, 2004, and Mortgage Agreement, dated September 27, 2004, between Capitol First Corporation and Boca First Capital, LLLP (incorporated by reference to Exhibit 10.10 of Form 10-KSB for the fiscal year ended September 30,2004).

          (b)(3) Loan Modification and Renewal Agreement, dated September 14, 2004, between Capitol First Corporation and Boca First Capital, LLLP (incorporated by reference to Exhibit 10.11 of Form 10-KSB for the fiscal year ended September 30,2004).

          (c)     Not applicable.

          (d)     Not applicable.

          (f) Statement of appraisal rights of security holders of Capitol First Corporation in connection with the going private transaction (incorporated here by reference to the Proxy Statement).

          (g)     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2005                CAPITOL FIRST CORPORATION

                                    By: /s/ ASHLEY BLOOM
                                        ----------------------------------------
                                    Name:   Ashley Bloom
                                    Title:  Acting President and Chief Executive
                                            Officer

                                    ADDISON CAPITAL GROUP LLC

                                    By: /s/ HOWARD BLOOM
                                        ----------------------------------------
                                    Name:   Howard Bloom
                                    Title:  Member

                                    BOCA FIRST CAPITAL, LLLP

                                    By: Addison Capital Group LLC, as general
                                        partner

                                    By: /s/ HOWARD BLOOM
                                        ----------------------------------------
                                    Name:   Howard Bloom
                                    Title:  Member

                                    /s/ HOWARD BLOOM
                                    --------------------------------------------
                                    Howard Bloom

                                    /s/ DIANE BLOOM
                                    --------------------------------------------
                                    Diane Bloom


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